BARROW, HANLEY, MEWHINNEY & STRAUSS, LLC

CODE OF ETHICS

INTRODUCTION

Barrow, Hanley, Mewhinney & Strauss, LLC (the “Firm”) has adopted this Code of Ethics (“Code”) in compliance with the requirements of Sections 204A-1 of the Investment Advisers Act of 1940 (the “Advisers Act”) and Section 17j of the Investment Company Act of 1940. This Code was adopted on November 28, 1983 and last amended on December 31, 2011. This Code of Ethics requires the Firm’s Access Persons to comply with the federal securities laws, sets forth standards of conduct expected of the Firm’s Access Persons and addresses conflicts that arise from personal trading by Access Persons. The policies and procedures outlined in the Code of Ethics are intended to promote compliance with fiduciary standards by the Firm and its Access Persons. As a fiduciary, the Firm has the responsibility to render professional, continuous and unbiased investment advice, owes its clients a duty of honesty, good faith and fair dealing, must act at all times in the best interests of clients and must avoid or disclose conflicts of interest.

This code of ethics is designed to:

•	Protect the Firm’s clients by deterring misconduct;

•	Educate our employees regarding the Firm’s expectations and the laws governing their conduct;

•	Remind employees that they are in a position of trust and must act with complete propriety at all times;

•	Protect the reputation of the Firm;

•	Guard against violations of the securities laws; and

•	Establish procedures for employees to follow so that the Firm may determine whether employees are complying with its ethical principals.

This Code of Ethics is based upon the principle that the directors, officers and employees of the Firm owe a fiduciary duty to, among others, the clients of the Firm to conduct their affairs, including their personal Reportable Securities transactions, in such a manner as to avoid:

•	Serving their own personal interests ahead of clients;

•	Taking inappropriate advantage of their position with the Firm; and

•	Any actual or potential conflicts of interest or any abuse of their position of trust and responsibility.

This fiduciary duty includes the duty of the Chief Compliance Officer of the Firm to periodically review and amend this Code of Ethics, report material violations of this Code to the Firm’s Board of Managers and any U.S. registered investment company client for which the Firm acts as adviser or sub-adviser.

This Code contains provisions reasonably necessary to prevent Access persons from engaging in acts in violation of the above standards, and procedures reasonably necessary to prevent violations of the Code. Each Access Person at the commencement of their employment and as an Access Person must certify, by their signature on Exhibit A, they have read and understand the Code’s requirements and their acknowledgement to abide by all of the Code’s provisions. Each Access Person must re-certify their understanding and acknowledgement of the Code annually, and any time the Code is amended.

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A.	DEFINITIONS

(1)

“Access Person” means any director, officer, general partner, advisory person, investment personnel, portfolio manager, or employee of the firm. The CCO may exempt certain Access Person(s),that are subject as an Access Person to another code of ethics that has been approved by the CCO, from certain provisions of this Code.

(2)

“Advisory Person” means any natural person in a control relationship to the Firm who obtains information concerning recommendations made to the Firm with regard to the purchase or sale of a Reportable Security by the Firm

(3)	“Affiliated Company” means a company which is an affiliate of the Firm through the Old Mutual U.S. Holdings, Inc. relationship.

(4)

A security is “Being Considered for Purchase or Sale” or is “Being Purchased or Sold” when a recommendation to purchase or sell the security has been made and communicated, which includes when the Firm has a pending trade order to buy or sell the Security, and, when a person seriously considers making a recommendation to buy or sell a Security.

(5)

“Beneficial Ownership” is defined and interpreted in the same manner as it defined in Section 16 of the Securities Exchange Act of 1934, where, generally speaking, the beneficial owner has the right to enjoy some economic benefit from the ownership of the security. An Access Person is presumed to be the beneficial owner of Reportable Securities or of an account where he/she has direct or indirect beneficial interest, and Reportable Securities held by his/her immediate family member sharing the same household.

(6)	“Black-out Period” means the number of days designated by this Code whereby an Access Person may not trade a Reportable Security, as prohibited in section D.2.

(7)

“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any Person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Any Person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company. A natural Person shall be presumed not to be a control Person.

(8)	“Covered Associate” means an Access Person of the Firm.

(9)

“De Minimus Quantity of Shares Trade” means a quantity of shares permitted to be traded by an Access Person with-in but not in violation of the Black-out Period when the client’s trade is not due to a Portfolio Directional Trade. The De Minimus Quantity of Shares amount shall be .1% (percentage) of the number of shares outstanding on the day of the pre-clearance request.

(10)	“Family Member” means an Access Person’s spouse, domestic partner, minor children, and relatives by blood or marriage living in the household of the Access Person.

(11)

“Investment Personnel” means: (a) any Portfolio Manager of the Firm as defined in (13) below; and (b) securities analysts, traders, portfolio specialists and other personnel who provide information and advice to the Portfolio Manager or who help execute the Portfolio Manager’s decisions.

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(12)	“Eligible to vote” an Access Person is “eligible to vote” for a government official if their principal residence is in the locality where the official is seeking election.

(13)	“Federal candidates” contributions are subject to contribution limits if the person running for federal office is currently a state or local official at the time of the contribution.

(14)

“Government entity” means any state or local government agency, authority or instrumentality of a state or local government; any pool of assets sponsored by a state or local government (defined benefit pension plan, separate account or general fund); and any participant-directed government plan.

(15)	“Managed Fund” means any fund for which the Firm serves as an Investment Adviser or Sub-Adviser.

(16)	“Person” means any natural Person or a company.

(17)	“Political contribution” means any gift, subscription, loan, advance, or deposit of money (such as gift certificates or merchandise), or anything of value made for:

•	The purpose of influencing any election,

•	The payment of debt incurred in connection with any such election,

•	Transition or inaugural expenses of the successful candidate for office,

•	Coordinating contributions through bundling or facilitating the contributions of other persons or PACs,

Examples of contributions include the cost of attending fund-raising events, payments to bond ballot campaigns, or expenses incurred in connection with fundraising or other volunteer activities (e.g., hosting a reception).

(18)	“Political Fundraising Activities” include, but are not limited to, the following activities on behalf of a state or local candidate or official:

•	Coordinating contributions (generally, bundling, pooling, or otherwise facilitating the contributions made by other persons),

•	Soliciting contributions (generally, communicating, directly or indirectly, for the purpose of obtaining or arranging a political contribution), or

•	Directing fundraising efforts.

(19)	“Political Action Committee or PAC” means an organization whose purpose is to solicit and make political contributions.

(20)

“Portfolio Directional Trade” means a trade directed by a Portfolio Manager intended to increase or decrease a Security weighting in a client account. This is a separate type trade from a trade required to satisfy a client’s cash-flow request.

(21)	“Portfolio Manager” means an employee of the Firm entrusted with the direct responsibility and authority to make investment decisions.

(23)

“Reportable Account” means any account maintained with a bank, broker or other entity in which an Access Person or Family Member maintains Beneficial Ownership in any security or the ability to transact in any Reportable Security.

(24)	“Reportable Security” means any note, stock, treasury stock, bond, debenture, unit investment trust ETFs, evidence of indebtedness, certificate of interest or

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participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security or on any group or index of Reportable Securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a security, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing, Reportable Fund(s), hedge fund(s). Reportable Security shall not include: direct obligations of the Government of the United States, high quality short-term debt instruments, bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and shares of shares of registered closed-end investment companies, shares issued by mutual funds that are not Reportable Funds, and unit trusts that are invested exclusively in one or more open-end fund (none of which are Reportable Funds.)

(25)

“Solicit a Government Entity for Investment Advisory Services” means a direct or indirect communication with a state or local Government Entity for the purpose of obtaining or retaining investment advisory services business including, but not limited to, the following:

•	Leading, participating in or merely being present at a sales/solicitation meeting with a state or local government entity, such as a government pension plan or general fund;

•	Otherwise holding oneself out as part of the BHMS’ sales/solicitation effort with a state or local government entity;

•	Signing a submission to a RFP in connection with BHMS’ business;

•	Making introductions between government officials and BHMS.

(26)

“State or Local Official(s)” means any person, including any election committee for such person, who was, at the time of a Political Contribution, an official, incumbent, candidate, or successful candidate for elective office of a state or local government, including, but not limited to, any state or local agency, authority, or instrumentality.

B.	POLICY STATEMENT ON INSIDER TRADING

In compliance with Section 204A of the Advisers Act the Firm forbids any officer, director or employee from trading, either personally or on behalf of others, including accounts managed by the Firm, on material non-public information or communicating material non-public information to others in violation of the law, frequently referred to as “insider trading.” The Firm’s insider trading policy applies to every officer, director and employee and extends to activities within and outside their duties at the Firm, and any questions regarding this policy and procedures should be referred to the Firm’s Chief Compliance Officer.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material non-public information to trade in Reportable Securities (whether or not one is an “insider”) or to communication of material non-public information to others. While the law concerning insider trading is not static, it is generally understood that the law prohibits:

•	Trading by an insider, while in possession of material non-public information; or

•

Trading by a non-insider, while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

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•	Communicating material non-public information to others in a breach of fiduciary duty.

Trading on inside information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities whether it is determined factual or spreading a rumor. Information that officers, directors and employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, debt service and liquidation problems, extraordinary management developments, write-downs or write-offs of assets, additions to reserves for bad debts, new product/services announcements, criminal, civil and government investigations and indictments. Material information does not have to relate to a company’s business. For example, material information about the contents of any upcoming newspaper column may affect the price of a Security, and therefore be considered material. Disclosure of a registered investment company client’s holdings or any client’s holdings that are not publicly available may be considered material information and therefore must be kept confidential. All employees of BHMS are subject to the Duty of Confidentiality, Section C of this Code.

Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in the media, internet or other publications of general circulation would be considered public. One should be particularly careful with information received from client contacts at public companies.

Each Person must consider the following before trading for themselves or others in the Reportable Securities of a company about which one has potential inside information:

•

Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the Reportable Securities if generally disclosed?

•	Is the information non-public? To whom has this information been provided? Has the information been effectively communicated to the marketplace?

The role of the Firm’s Chief Compliance Officer is critical to the implementation and maintenance of the Firm’s policy and procedures against insider trading. If, after consideration of the above, a Person believes that the information is material and non-public, or if a Person has questions as to whether the information is material and non-public, he/she should take the following steps:

•

Report the matter immediately to the Firm’s Chief Compliance Officer or an Executive Director. After the CCO/Executive Director has reviewed the issue, you will be instructed to continue the prohibition against trading and communication, or you will be allowed to trade and communicate the information.

•	Do not purchase or sell the Securities on behalf of oneself or others. The Firm may determine to restrict trading in the Reportable Security personally or for clients’ portfolios.

•	Do not communicate the information inside or outside the Firm, other than to the Firm’s Chief Compliance Officer or an Executive Director for reporting purposes.

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“Insider information” may not be communicated to anyone, including persons within the Firm, except as provided above. In addition, care should be taken so that such information is secure. For example, files containing material non-public information should be sealed; access to computer files containing material non-public information should be restricted.

C.	DUTY OF CONFIDENTIALITY

Employees of the Firm shall keep confidential at all times any non-public information they may obtain in the course of their employment at the Firm. This information includes but is not limited to:

•

Information on the clients accounts, including account holdings, recent or impending Reportable Securities transactions by the clients and recommendations or activities of the Portfolio Managers for the clients’ accounts;

•	Information on the Firm’s clients and prospective clients investments and account transactions;

•	Information on other Firm personnel, including their pay, benefits, position level and performance rating; and

•	Information on the Firm’s business activities, including new services, products, technologies and business initiatives.

The Firm’s personnel have the highest fiduciary obligation not to reveal confidential company information to any party that does not have a clear and compelling need to know such information and to safeguard all client information. Our Privacy Policy for safeguarding clients’ personal information is detailed in its entirety in our Compliance Policies and Procedures, item 14.

D.	RESTRICTIONS FOR ACCESS PERSONS

(1)	General Restrictions for Access Persons. As defined by this Code, all employees of the Firm are identified as Access Persons and are subject to the following restrictions:

(a)

Prohibition on accepting gifts of more than de minimis value. Access Persons are prohibited from accepting any gift or other items of more than de minimis value from any Person or entity that does business with or on behalf of the Firm; for the purpose of this Code, de minimis shall be considered to be the annual receipt of gifts from the same source valued at up to $100 per individual recipient, when the gifts are in relation to the conduct of the Firm’s business. A gift does not include participation in lunches, dinners, cocktail parties, sporting activities or similar gatherings conducted for business purposes.

(b)

Prohibition on giving gifts of more than de minimis value. Access Persons are prohibited from giving any gift or other items of more than de minimis value from any Person or entity that does business with or on behalf of the Firm; for the purpose of this Code, de minimis shall be considered to be the annual giving of gifts from to same person valued at up to $250 per individual recipient, when the gifts are in relation to the conduct of the Firm’s business. A gift does not include participation in lunches or dinners, sporting activities or similar gatherings conducted for business purposes.

(c)

Prohibition on service as a director or public official. Investment Personnel are prohibited from serving on the board of directors of any publicly traded company without prior authorization of the President or

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other duly authorized officer of the Firm. Any such authorization shall be based upon a determination that the board service would be consistent with the interests of the Firm’s clients. Authorization of board service shall be subject to the implementation by the Firm of a “Chinese Wall” or other procedures to isolate such Investment Personnel from making decisions about trading in that company’s securities.

(d)	Prohibition on initial public offerings. Access Persons, are prohibited from acquiring Reportable Securities in an initial public offering.

(e)

Prohibition on private placements. Access Persons are prohibited from acquiring Reportable Securities in a private placement without prior approval from the Firm’s Chief Compliance Officer. In the event an Access Person receives approval to purchase Reportable Securities in a private placement, the Access Person must disclose that investment if he or she plays any part in the Firm’s later consideration of an investment in the issuer.

(f)	Prohibition on options. Access Persons, are prohibited from acquiring or selling any option on any security.

(g)	Prohibition on short-selling. Access Persons, are prohibited from selling any security that the Access Person does not own, or otherwise engaging in “short-selling” activities.

(h)

Prohibition on short-term trading profits. Access Persons, are prohibited from profiting in the purchase and sale, or sale and purchase, of the same (or related) Reportable Securities within sixty (60) calendar days. Trades made in violation of this prohibition should be unwound, if possible. Otherwise, any profits realized on such short-term trades shall be subject to disgorgement.

(h)

Prohibition on short-term trading of Managed Funds. Access Persons, are prohibited from short-term trading of any Managed Fund shares. “Short-term trading” defined as a purchase and redemption/sell of a fund’s shares within a thirty-day period. This prohibition does not cover purchases and redemptions/sales: (i) into or out of money market funds or short term bond funds; (ii) purchases effected on a regular periodic basis by automated means, such as 401(k) purchases and Voluntary Deferral Plan “VDP” contributions.

(i)

Prohibition on Certain Political or Charitable Contributions. Access Persons and their Family Members may not make Political Contributions in the name of the firm or personally for the purpose of obtaining or retaining advisory contracts with government entities or for any other business purpose. Access Persons also may not consider any of the firm’s current or anticipated business relationships as a factor in soliciting or making political or charitable donations. Charitable contributions made as part of the firm’s formal charitable efforts and not for the purpose of obtaining or retaining advisory contracts with government entities may be made in the name of the firm payable directly to the tax-exempt charitable organization.

(j)

Pre-clearance of Political Contributions and Fund Raising Activities. All Access Persons and their family members, identified as Covered Associates, and their Family Members, must obtain approval in advance from the Chief Compliance Officer before: (i) making any Political

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Contribution to any state, or local candidate, or official running for state or local office, or candidate for federal office who is currently a state or local official, and, (ii) participating in any Political Fundraising Activities. Political Contributions and Political Fundraising Activity will be approved on a case-by-case basis. Pre-clearance should be obtained prior to making a Political Contribution or participating in a Political Fundraising Activity by completing and submitting a Political Contribution and Fundraising Activity Preclearance Form in the PTA system. The Chief Compliance Officer will review each request to determine whether the Political Contribution or Political Fundraising Activity is permitted under applicable law and is consistent with this policy.

(k)

Prohibition on the use of a third-party placement agent to Solicit a Government Entity for Investment Advisory Services. Access Persons are prohibited from engaging a Third-Party Placement Agent to Solicit a Government Entity for Investment Advisory Services on behalf of the firm unless the placement agent is a registered investment adviser, registered broker or registered municipal advisor.

(l)

Political Contributions to candidates for state or local office are limited to $350 where the Access Person or Family Member is entitled to vote for such candidate. Contributions to candidates for state or local office are limited to $150 where the Access Person is not entitled to vote for such candidate. Access Persons are also required to obtain advance approval from the Compliance Department before they participate in any Political Fundraising Activity.

(m)

Indirect action by an Access Person. Access Persons are prohibited from doing anything indirectly that, if done directly, would result in a violation of applicable law or this policy. For example, it is a violation of this policy for an Access Person to direct someone on their behalf to make a Political Contribution in excess of applicable limits.

(2)

Blackout Restrictions for Access Persons. All Access Persons, who are not Nonresident Directors, are subject to the following Black-out Period restrictions when their purchases and sales of Reportable Securities may coincide with trades by any client of the Firm:

(a)

Purchases and sales on the same day as a trade by a client. Access Persons are prohibited from purchasing or selling any Reportable Security on the same day that a trade is executed in that same Reportable Security for a client account.

(b)

Purchases and sales within three days following a trade by a client. Access Persons are prohibited from purchasing or selling any Reportable Security within three calendar days after any client has traded in the same (or a related) Security by a Portfolio Directional Trade; the exception to this being an allowable De Minimus Quantity of Shares Trade. In the event that an Access Person makes a prohibited purchase or sale within the three-day period, the access Person must unwind the transaction and relinquish to the Firm any gain from the transaction.

(c)

Purchases within three days before a purchase by a client. Access Persons are prohibited from purchasing any Security within three calendar days before any client has traded in the same (or a related) Security by a Portfolio Directional Trade; the exception to this being an allowable De Minimus Quantity of Shares Trade. Any Access Person who purchases a

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Security within three calendar days before any client purchases the same (or a related) Reportable Security is prohibited from selling the Security for a period of six months following the client’s trade.

(d)

Sales within three days before a sale by a client. Access Persons are prohibited from selling any Reportable Security within three calendar days before any client has traded in the same (or a related) Security by a Portfolio Directional Trade; the exception to this being an allowable De Minimus Quantity of Shares Trade. Any Access Person who sells a Reportable Security within three days before any client sells the same (or a related) Reportable Security must relinquish to the Firm the difference between the Access Person’s sale price and the client portfolio(s) sale price (assuming the Access Person’s sale price is higher). In the event that an Access Person makes a prohibited sale within the six-month period, the Access Person must relinquish to the Firm any gain from the transaction.

(e)	Disgorgement. A charity shall be selected by the Firm to receive any disgorged or relinquished amounts due to personal trading violations.

(f)

A De Minimus Quantity of Shares Trade may be approved for an Access Person and will not be considered to be in violation of the Black-out Period when the client’s trade is not due to a Portfolio Directional Trade. The De Minimus Quantity of Shares amount shall be .1% (one-tenth of one percent) of the number of shares outstanding in the requested Reportable Security on the date of the pre-clearance request. This request shall be at approved or denied at the sole discretion of the CCO or President of the Firm.

E.	EXEMPTED TRANSACTIONS

The prohibitions of Sections D (1)(f) and (g) and D (2)(a),(b), and (c) shall not apply to:

(1)	Purchases or sales effected in any account over which the Access Person has no direct or indirect influence or Control as defined in Section A.(5).

(2)	Purchases or sales which are non-volitional on the part of either the Access Person or the Firm;

(3)	Purchases which are part of an automatic dividend reinvestment plan or an automatic investment plan, such as 401(k) purchases and VDP contributions; and

(4)

Purchases effected upon the exercise of rights issued by an issuer pro-rata to all holders of a class of its Reportable Securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

(5)

In addition to the above exemptions, the Chief Compliance Officer may make exceptions to the restrictions imposed upon access Persons on a case-by-case, as deemed appropriate by the Chief Compliance Officer.

F.	COMPLIANCE PROCEDURES

(1)

Use of Sungard Protegent PTA system. All Access Persons should use the Sungard Protegent PTA (“PTA”) system for general reporting requirements under this Code, certain transactions may require written reporting on Reports identified as Code Exhibits A, B, C, or D, and these forms may be obtained from the Chief Compliance Officer.

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(2)

Records of Reportable Securities transactions. All Access Persons must notify the Firm’s Chief Compliance Officer if they have opened or intend to open a brokerage or Reportable Securities/Reportable account. Access Persons must direct their brokers to supply the Firm’s Chief Compliance Officer with duplicate brokerage confirmations of their Reportable Securities transactions and duplicate statements of their Reportable Account(s).

(3)

Pre-clearance of Reportable Securities transactions. All Access Persons, shall receive prior written approval from the Firm’s Chief Compliance Officer, or other officer designated by the Board of Directors, before purchasing or selling Reportable Securities or any Reportable Fund. Pre-clearance for Reportable Securities owned or traded by the Firm is valid for that trading day. Pre-clearance for Reportable Securities not owned or traded by the Firm is valid for the daily trading sessions of the current calendar week. Personal Reportable Securities transactions should be pre-cleared using the PTA system, or Access Persons should use the form Exhibit D, Personal Reportable Securities Transaction(s) Pre-clearance Form. The Chief Compliance Officer may approve transactions which appear upon reasonable inquiry and investigation to present no reasonable likelihood of harm to any client.

(4)

Pre-clearance of any transaction in a Managed Fund. All Access Persons shall receive prior written approval from the Firm’s Chief Compliance Officer, or other officer designated by the Board of Directors, before purchasing or selling any Managed Fund. Pre-clearance for Managed Funds is valid for that trading day. This prohibition does not cover purchases and redemptions/sales: (a) into or out of money market funds or short term bond funds; or (b) effected on a regular periodic basis by automated means, such as 401(k) purchases and VDP transactions.

(5)

Disclosure of personal holdings, and certification of compliance with the code of ethics. All Access Persons shall disclose to the Firm’s Chief Compliance Officer all personal Reportable Securities holdings and all Reportable Funds holdings upon the later of commencement of employment, adoption or amendment of this Code and thereafter on an annual basis as of December 31. Every Access Person shall certify on Exhibit A, Initial Report of Access Persons, or on the PTA system:

(a)	They have read and understand the Code and recognize that they are subject to all provisions of the Code and they have reported all personal Reportable Securities and Managed Fund holdings;

(b)	They have complied with the requirements of the Code and reported all personal Reportable Securities and Managed Funds holdings;

(c)	They have reported all personal Reportable Securities and Managed Funds transactions, and any Reportable Account(s) opened during the quarter;

(d)

Initial holdings report shall be made within 10 days of hire, and annual holdings reports and quarterly transaction reports shall be made within 30 days of quarter-end and year-end, as identified above.

(6)	Reporting Requirements

The Chief Compliance Officer of the Firm shall notify each Access Person that he or she is subject to these reporting requirements, shall deliver a copy

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of this Code to each Access Person upon their date of employment and upon such time as any amendment is made to this Code, and shall train each Access Person on appropriate compliance matters and on usage of the PTA system for personal reporting.

(a)

Reportable Securities managed by a third-party in a non-discretionary advisory account are subject to the reporting requirements contained in this section and are excluded from certain other provision of the Code. The CCO will review and approve third-party acknowledges that the Access Person will not participate in investment decision for the account.

(b)

Reports, personal trades and holdings, and other information, submitted to the Chief Compliance Officer of the Firm pursuant to this Code shall be reviewed by the Chief Compliance Officer, be kept confidential, and shall be provided only to the officers and directors of the Firm, our parent company’s compliance/legal personnel, firm counsel or regulatory authorities upon appropriate request. A designated individual other than the CCO is responsible for reviewing and monitoring the personal securities transactions of the CCO, and for taking on the responsibilities of the CCO in the CCO’s absence.

(c)

Every Access Person shall report to the Chief Compliance Officer all Reportable Account(s) currently open at the time of their initial employment, and any new Reportable Account opened, including the name of the bank or brokerage, the account number and date the account was opened, and must disclose the new Reportable Account with their quarterly transaction report. Chief Compliance Officer will direct the brokerage or bank to send duplicate statements and confirms to BHMS pursuant to this Code.

(d)

Every Access Person shall report to the Chief Compliance Officer of the Firm any/all Reportable Account(s) and any/all personal Securities holdings at the time of their initial employment with the Firm. A report shall be made on the PTA system or designated form, Exhibit A, Initial Report of Access Persons, with account statements attached containing the following information:

(i.)	Name of the Reportable Security and ticker or cusip, number of shares, and principal amount of each Reportable Security.

(ii.)	Name and account number of the Reportable Account where the Reportable Security is held.

(iii.)	Name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

(iv.)	The date the Access Person submits the report.

(e)

Every Access Person shall report to the Chief Compliance Officer of the Firm the information described in sub-paragraph (5)(d) of this Section with respect to transactions in any Reportable Security or Managed Fund in which such Access Person has, or by reason of such transaction acquires, any direct or indirect Beneficial Ownership in the Reportable Security, as defined in Section A.(5) of this Code.

(f)

Reports required to be made under this Paragraph (5) shall be made no later than 30 days after the end of the calendar quarter in which the transaction to which the report relates was effected. Every Access Person shall be required to submit a report for all periods, including those periods in which no Reportable Securities transactions were effected. A

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report shall be made on the PTA system or designated form, Exhibit C, Quarterly Report of Access Persons, or on any other form containing the following information:

(i)	The date of the transaction, the Reportable Security name and/or cusip, the number of shares, interest rate, maturity date, and the principal amount of each Reportable Security transacted;

(ii)	The nature of the transaction (i.e., purchase or sale);

(iii)	The price at which the transaction was effected; and

(iv)

The name of the broker, dealer or bank with or through whom the transaction was effected. Duplicate copies of the Reportable Securities transaction confirmation of all personal transactions and copies of periodic statements for all Reportable Accounts may be attached to Exhibit C to fulfill the reporting requirement.

(v)	The name of the broker, dealer or bank with whom the Access Person established a new Reportable Account during the period, the date the account was established.

(vi)	The date that the report is submitted by the Access Person; and

(vii)

Any such report may contain a statement that the report shall not be construed as an admission by the Person making such report that he or she has any direct or indirect Beneficial Ownership in the Reportable Security to which the report relates.

(g)

Every Covered Associate and Access Person shall report to the Chief Compliance Officer of the Firm all Political Contributions described in section D, sub-paragraph (1)(j) of this Code made during the quarter, including Political Contributions made by their Family Members. A report shall be made in the PTA System or designated form, Political Contribution Pre-clearance Form, Exhibit E.

(h)

Chief Compliance Officer shall periodically review the reports provided by the Firm’s Access Persons. Review shall include personal transactions and brokerage activity, personal brokerage statements and holdings, and Political Contributions, among other things.

(7)	Conflict of Interest

Every Access Person shall notify the Chief Compliance Officer of the Firm of any personal conflict of interest relationship which may involve the Firm’s clients, such as the existence of any economic relationship between their transactions and Reportable Securities held or to be acquired by any portfolio of the Firm. Such notification shall occur in the pre-clearance process.

G.	REPORTING OF VIOLATIONS

(1)	Any employee of the Firm who becomes aware of a violation of this Code must promptly report such violation to the Chief Compliance Officer or an Executive Director.

(2)

The Firm’s Chief Compliance Officer shall promptly report to the Board of Managers all material violations of this Code and the reporting requirements there-under. Material violations shall be reported as required to the Chief Compliance Officer of any mutual fund client.

(3)

When the Firm’s Chief Compliance Officer finds that a violation of this Code could not reasonably be found to have resulted in a fraud, deceit or manipulative practice in violation of Section 206 of the Advisers Act or Rule 17j-1 of the

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Investment Company Act, she may, in her discretion, determine if it is or is not a material violation and write an exception report memorandum of such finding and the reasons therefore with the reports made pursuant to this Code, in lieu of reporting the transaction to the Board of Managers.

(4)	The members of the Board of Managers or Chief Compliance Officer shall consider reports made to the Board hereunder and shall determine what sanctions, if any, should be imposed.

H.	ANNUAL REPORTING TO THE BOARD OF MANAGERS

The Firm’s Chief Compliance Officer shall prepare an annual report relating to this Code to the Board of Managers. Such annual report shall:

(1)	Summarize existing procedures concerning personal investing and any changes in the procedures made during the past year;

(2)	Identify any violations requiring significant remedial action during the past year; and

(3)

Identify any recommended changes in the existing restrictions or procedures based upon the Firm’s experience under its Code, evolving industry practices or developments in applicable laws or regulations.

I.	SANCTIONS

Upon discovering a violation of this Code, the Chief Compliance Officer and/or Board of Managers may impose such sanctions as they deem appropriate, including, among other things, a letter of censure or suspension or termination of the employment of the violator.

The Pay-to-Play Rule imposes a two-year ban on an adviser’s ability to receive compensation for advisory services if the adviser or any of it’s Covered Associates, or Access Persons, makes certain Political Contributions to an official or a state or local government entity client over the de minimus amount.

J.	RETENTION OF RECORDS

Personal Trading Records:

This Code (and prior versions in effect during the retention period), a list of all Persons subject to its provisions and prohibitions, a copy of each report made by each Access Person hereunder, each memorandum made by the Firm’s Chief Compliance Officer hereunder, and a record of any violation hereof and any action taken as a result of such violation, shall be maintained by the Firm for a minimum of five years.

Political Contribution Records:

A list of: (i) all Covered Associates, (ii) all government entities to which the firm provides or has provided investment advisory services or which are or were investors in any covered investment pool to which the firm has provided services in the past five years but not prior to September 12, 2010, (iii) all direct or indirect Political Contributions made by any Covered Associate to an official of a government entity, or direct or indirect payments to a political party of a State or political subdivision thereof, or to a PAC and (iv) the name and business address of each Regulated Person to whom the firm provides or agrees to provide, directly or indirectly, payment to Solicit a Government Entity for Investment Advisory Services on its behalf. Records relating to the Political Contributions must be listed in chronological order and must indicate: (i) the name and title of each contributor, (ii) the name and title of each recipient of a Political Contribution, (iii) the amount and date of each Political Contribution, and (iv) whether any such Political Contribution was the subject of the exception for returned Political Contributions.

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